Exhibit 99.1

The Company expects to report the following results in its Annual Report on Form 10-K for the year ended December 31, 2022. These expected results are subject to completion of the Company’s financial statement review process for the year ended December 31, 2022.

Comparison of the year ended December 31, 2022 versus the year ended December 31, 2021

For the year ended December 31, 2022, the Company’s net loss was $22.0 million, or a loss of $1.78 per share, as compared to net loss of $5.3 million, or a loss of $0.52 per share, for the year ended December 31, 2021. This $16.7 million increase in net loss is primarily due to a $13.8 million increase in property operations expenses, a $4.1 million increase in general and administrative expenses, a $1.6 million increase in sales and marketing expenses, a $2.3 million increase in franchise fees, a $1.4 million increase in management fees, a $3.2 million increase in depreciation expense, a $1.4 million increase in other expenses, a $6.4 million increase in interest expense, and a $6.8 million increase in income tax expense, partially offset by a $24.2 million increase in room revenue, a $1.8 million increase in other revenue, and a $1.7 million decrease in PPP loan forgiveness. The increases in expenses were primarily due to the acquisitions of three hotel properties in the first quarter of 2022, the acquisition of three properties and a 24.9% equity and profits interest in the parent of an entity holding a leasehold interest in one property in the third quarter of 2022, and the acquisition of one hotel property in the fourth quarter of 2022. For the seven hotel properties that were open throughout the applicable comparable periods, hotel occupancy, ADR and RevPAR were 72.05%, $120.10, and $86.53, respectively, for the year ended December 31, 2022. For these same hotel properties, hotel occupancy, ADR and RevPAR were 71.35%, $107.32, and $76.58, respectively, for the year ended December 31, 2021. The increases in hotel occupancy rates, ADR and RevPAR were primarily due to the ongoing recovery in lodging demand from the impacts of COVID-19 during 2022. The increase in income tax expense is driven by a $6.8 million deferred tax asset valuation allowance.